# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hemab Therapeutics Holdings, Inc., CIK 0002114044
CUSIP: 423494103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 101 MAIN STREET, SUITE 1220, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001633313

## Reporting persons
- Avoro Capital Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,925,150; shared voting power 0; sole dispositive power 1,925,150; shared dispositive power 0; aggregate amount beneficially owned 1,925,150 (4.12% of the class)
- Avoro Ventures LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,373,086; shared voting power 0; sole dispositive power 1,373,086; shared dispositive power 0; aggregate amount beneficially owned 1,373,086 (2.94% of the class)
- Behzad Aghazadeh: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,298,236; shared voting power 0; sole dispositive power 3,298,236; shared dispositive power 0; aggregate amount beneficially owned 3,298,236 (7.06% of the class)

## Item 1. Issuer
Name of issuer: Hemab Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 101 Main Street, Suite 1220, Cambridge, Massachusetts 02142

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Avoro Capital Advisors LLC, a Delaware limited liability company ("Avoro Capital Advisors"), which provides investment advisory and management services and has acquired the shares of common stock, par value $0.001 per share ("Common Stock"), of Hemab Therapeutics Holdings, Inc., a Delaware corporation (the "Company"), solely for investment purposes on behalf of Avoro Life Sciences Fund LLC, a Delaware limited liability company, (ii) Avoro Ventures LLC, a Delaware limited liability company ("Avoro Ventures"), which provides investment advisory and management services and has acquired the shares of Common Stock solely for investment purposes on behalf of Avoro Ventures Fund L.P., a Delaware limited partnership, and (iii) Behzad Aghazadeh ("Dr. Aghazadeh," and together with Avoro Capital Advisors, the "Reporting Persons"), who serves as the portfolio manager and controlling person of Avoro Capital Advisors and Avoro Ventures.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.
Citizenship: Avoro Capital Advisors is a Delaware limited liability company. Avoro Ventures is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 46,705,410 shares of Common Stock outstanding as of May 8, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 21, 2026.
Percent of class: 7.06%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Avoro Capital Advisors LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer and Chief Compliance Officer (08/14/2026)
- Avoro Ventures LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer and Chief Compliance Officer (08/14/2026)
- Behzad Aghazadeh: /s/ Behzad Aghazadeh, Behzad Aghazadeh, Individually (08/14/2026)